SAFRAN

Annex

RECEIVED

2006 OCT 16 P 12:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

I. PRESS RELEASES

October 2, 2006 – 2007 Financial press releases and events

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

06017567

PROCESSED

OCT 24 2006

THOMSON FINANCIAL

10/18

SAFRAN

Press release

Communiqué de presse

2007 FINANCIAL PRESS RELEASES AND EVENTS

Paris, October 2, 2006.

The publication schedule **in 2007** for SAFRAN financial results is as follows:

January 16:	Publication of 2006 sales
February 15:	Publication of 2006 earnings
April 11:	Publication of first-quarter 2007 sales
May 25:	Annual General and Extraordinary Meeting of Shareholders (Palais des Congrès, Paris)
July 11:	Publication of first-half 2007 sales
August 30:	Publication of first-half 2007 earnings
October 10:	Publication of third-quarter 2007 sales

SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr